FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated April 26, 2012
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten
61-63
P.O. Box 194
SE-101 23 Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.     Registrant’s report for the first quarter of 2012.

2.     Table of unaudited consolidated capitalization of the Registrant at March 31, 2012 (attached as Exhibit 99.2 herto).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2012

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President